UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QUANEX BUILDING PRODUCTS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-33913	26-1561397
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1800 West Loop South, Suite 1500, Houston, Texas		77027
(Address of principal executive offices)		(Zip Code)

Kevin P. Delaney 713-961-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

(a) Quanex Building Products Corporation (“Quanex” or “the Company”) has manufactured or contracted to manufacture certain products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production. Consequently, Quanex conducted, in good faith, a reasonable country of origin inquiry that was reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or whether any of those conflict minerals came from a scrap or recycled source.

(b) Quanex conducted a multi-step reasonable country of origin inquiry. First, the Company required each of its suppliers to complete and sign a certification identifying whether the products, materials, or components the supplier sells or supplies to Quanex contain conflict minerals. For those suppliers that indicated that their products, materials, or components contain Conflict Minerals, the Company then required them to complete a supply chain questionnaire using the Conflict Minerals Reporting Template promulgated by the Electronic Industry Citizenship Coalition and Global e-Sustainability initiative. In that questionnaire, suppliers were prompted to disclose information such as the name of the smelter used to process their conflict minerals. The Company then thoroughly reviewed the questionnaire responses provided by suppliers to determine whether any conflict minerals may have originated in a Covered Country. The Company found that none of the suppliers’ responses indicated that the conflict minerals originated in a Covered Country. Additionally, none of the suppliers’ responses indicated that the conflict minerals were processed by a smelter in a Covered Country. Finally, none of the suppliers provided information indicating that the conflict minerals may have originated in a Covered Country. Based on this information, the Company has determined that it does not have reason to believe that any of its necessary conflict minerals may have originated in a Covered Country.

The information disclosed in this Form SD may also be found on the Company’s website at www.quanex.com/conflictminerals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANEX BUILDING PRODUCTS CORPORATION

(Registrant)

May 31, 2017 (Date)	/S/ KEVIN P. DELANEY Kevin P. Delaney Senior Vice President – General Counsel and Secretary